                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184


The following communication was distributed by the CBOT on October 27, 2003.


FOR IMMEDIATE RELEASE                                             Maria Gemskie
                                                                  312-435-3620
                                                                  news@cbot.com

CBOT Continues Strong Financial Performance During Third Quarter of 2003

         CHICAGO, October 27, 2003 - The Chicago Board of Trade (CBOT(R)) announced third-quarter operating income rose 97 percent over the same period the prior year, in performance fueled by record trading volume.

         In the July to September 2003 period, operating income climbed to $39.3 million from $20.0 million in the third quarter of 2002. Revenues also increased in the third quarter, rising 20 percent to $104.4 million, compared with $86.9 million during the same period the prior year.

         Net income after income taxes and limited partners' interest in the Ceres Limited Partnership was $6.3 million in the third quarter of 2003. No limited partners' interest was recorded in the similar 2002 period.

         Ceres Limited Partnership was formed in 1992 by the CBOT for the purpose of developing and maintaining an electronic trading system. The CBOT holds a 10 percent interest in Ceres, and members of the CBOT hold the remaining interest in the partnership.

         Growth in revenues was primarily driven by a 29 percent increase in trading volume in the third quarter, when CBOT reached a quarterly volume record of 128.5 million contracts, versus turnover of 99.9 million contracts during the third quarter of 2002.

         CBOT Chairman Charles P. Carey said, "Our strong financial results are a testimony to the strength of the CBOT. We provide the world with unparalleled trading opportunities, and market participants are increasingly taking advantage of our highly liquid, transparent markets. CBOT's earnings, and record volume, well position the exchange for future growth."

         CBOT President/CEO Bernard W. Dan said, "We are extremely pleased with our third-quarter results. Our success is directly linked to our business model, which focuses on providing customers with the technology, trading capabilities and open markets that they require. The CBOT has a 155-year track record of driving change in the derivatives industry, and our earnings speak to the continuation of our rich history."

         For the nine months ended September 30, 2003, operating income, rose 71 percent to $94.1 million, compared with operating income of $55.1 million in the same period the prior year. After recording income taxes and the limited partners' interest in Ceres, net income was $30.9 million in the first nine months of 2003. There was no limited partners' interest recorded in 2002.

         Revenues also rose in the first three quarters of 2003, increasing 20 percent to $282.1, from $235.7 million during the same period the prior year.

         Volume jumped 34 percent in the first nine months of the year to 339.3 million contracts, compared with 253.0 million contracts for the same period in 2002. On October 6, the CBOT broke its all-time annual volume record and continues to build on that record.

         As of September 30, 2003, the CBOT had an unrestricted cash balance of $113.1 million, compared to $83.5 million as of December 31, 2002. Net current assets as of September 30, 2003 were $96.3 million compared to $53.4 million on December 31, 2002.

For more information about the CBOT's products and markets, log onto the exchange Web site at www.cbot.com.

The following communication was distributed by the CBOT to CBOT members on October 27, 2003.

                                                October 27, 2003

Dear Member:

Attached is a summary of the financial results for the nine months ended June 30, 2003 and a related press release.

Our volume continues to be strong and, coupled with prudent financial management, continues to favorably impact our overall financial health. We are on track to start migrating to our new electronic platform and new CME Clearing Link in late November. This implementation will be completed by January 1, 2004.

While we face many challenges, our business strategy is still focused on offering our customers and members the best open auction, order delivery and electronic platforms to enable our business to continue to grow. We intend to offer unequaled liquidity, integrity and innovation in the products we offer.

As I have previously stated, my door is open to meet with you. I appreciate your comments and ideas. If you have any specific questions on the financial results you may contact Senior Vice President and CFO Glen Johnson (312-435-3457) or Vice President and Treasurer Jill Harley (312-341-3413).



                                               Sincerely,

                                               /s/ Charles P. Carey

                                               Charles P. Carey

                             CHICAGO BOARD OF TRADE
                        CONSOLIDATED STATEMENTS OF INCOME
                  For the nine months ended September 30, 2003
                            (unaudited; in thousands)

----------------------------------------------------------------------------------------------------------------------------------
                                                         Quarter Ended             Quarter Ended         Nine Months Ended
                                                         September 30,                June 30,              September 30,
                                                 ------------------------------    -------------    ------------------------------
                                                     2003             2002             2003             2003             2002
                                                 -------------    -------------    -------------    -------------    -------------
REVENUES
  Exchange Fees                                       $82,295          $61,962          $71,038         $211,789         $155,767
  Quotations                                           13,726           14,443           13,872           42,023           44,255
  Building                                              4,853            6,187            5,077           14,870           19,882
  Services                                              3,676            3,417            5,581           12,638           13,130
  Other Operating Revenue                                (134)             882              378              784            2,617
----------------------------------------------------------------------------------------------------------------------------------
    Total Revenues                                    104,416           86,891           95,946          282,104          235,651
----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Salaries and Benefits                                15,145           14,586           17,328           47,517           44,001
  Depreciation and Amortization                         7,596            8,071            7,669           22,473           30,107
  Professional Services                                 9,945            8,985            6,839           21,791           19,992
  General and Administrative Expenses                   3,601            3,041            4,156           10,849            7,999
  Building Operating Costs                              6,468            5,297            6,336           18,998           17,365
  Information Technology Services                      11,729            9,886           15,236           38,725           29,455
  Contracted License Fees                               7,852            4,445            6,697           20,179            9,121
  Programs                                              1,401              847            1,291            3,090            1,576
  Loss on Impairment of Long-lived Assets                   -                -                -                -            6,244
  Interest                                                857            1,056            1,024            2,972            3,705
  Litigation                                                -           10,735                -                -           10,735
  Equity in Loss of One Chicago                           247                -              240              786                -
  Severance and Related Costs                             292              (40)               2              640              299
----------------------------------------------------------------------------------------------------------------------------------
    Operating Expenses                                 65,133           66,909           66,818          188,020          180,599
----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                 39,283           19,982           29,128           94,084           55,052

PROVISION FOR INCOME TAXES                              4,670            8,315            6,530           22,041           22,637
----------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE LIMITED PARTNERS
INTEREST IN CERES PARTNERSHIP                          34,613           11,667           22,598           72,043           32,415

LIMITED PARTNERS INTEREST IN
INCOME OF CERES PARTNERSHIP                           (28,360)               -          (12,802)         (41,162)               -
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                             $6,253          $11,667           $9,796          $30,881          $32,415
==================================================================================================================================


                            BALANCE SHEET HIGHLIGHTS
                            (unaudited; in thousands)

----------------------------------------------------------------------------------------------------------------------------------

                                                                                   September 30,    December 31,
                                                                                       2003             2002
                                                                                   -------------    -------------
Unrestricted Cash                                                                      $113,073          $83,505
Current Assets                                                                         $167,050         $115,392
Total Assets                                                                           $437,777         $354,197
Current Liabilities                                                                     $70,703          $61,986
Long Term Debt                                                                          $48,473          $42,857
Total Liabilities                                                                      $146,335         $135,161
Members' Equity                                                                        $250,280         $219,036

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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